Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND OPERATING RESULTS

For the three month period ended March 31, 2011

The following discussion and analysis reviews the operating results, financial position and liquidity, risks and industry trends affecting the financial results of Chai-Na-Ta Corp. Additional comments relate to changes made to operations since the year-end and their expected financial impact.

This commentary has been prepared as of May 6, 2011 and should be read in conjunction with the unaudited interim consolidated financial statements as at March 31, 2011 and for the three month periods ended March 31, 2011 and 2010 and their accompanying notes prepared in accordance with United States generally accepted accounting principles (“US GAAP”). The Company began reporting in accordance with US GAAP on January 1, 2011 and formerly was reporting in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The discussion and analysis should also be read in conjunction with the 2010 annual audited financial statements and MD&A which can be found on the Company’s website. The 2010 annual audited financial statements were prepared in accordance with Canadian GAAP and included a discussion of the differences between Canadian GAAP and US GAAP in Note 20. Upon reporting in accordance US GAAP, certain historic equity related transactions were classified differently compared to Canadian GAAP which changed the reported balances of share capital, contributed surplus and deficit but in aggregate did not affect total shareholders’ equity. Amounts are expressed in Canadian dollars, unless otherwise specified.

Some of the statements made in this analysis are forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives, or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions by their very nature, they involve inherent risks and uncertainties. The forecasts and projections that make up the forward-looking information are based on assumptions, which include, but are not limited to, no significant operational disruptions or environmental liability as a result of a catastrophic event or environmental upset; the competitiveness of ginseng pricing; access to capital at borrowing rates acceptable to the Company; interest rates; and exchange rates. Actual results in each case could differ materially from those currently anticipated in such statements.

OVERVIEW

Chai-Na-Ta Corp. is one of the world’s largest suppliers of North American ginseng and is headquartered in Richmond, British Columbia, Canada, with farming operations in Ontario. The Company did not plant new crops in 2009 or 2010 and is planning to cease operations in their current form after completing the harvest in 2011 and the sale of the inventory from that harvest in 2012. The intention to cease operations resulted in the Company offering retention bonuses to certain management and staff to ensure continuity and operational efficiency until the intended closure date. The Company’s wholly owned subsidiary in Hong Kong is responsible for the marketing and distribution of its products in China, Hong Kong and Southeast Asia.

The Company continued to sell its inventory from the 2010 harvest in the first quarter of 2011 and recorded a gross margin of $1.7 million on revenue of $3.5 million for the three month period ended March 31, 2011 compared to a gross margin of $78,000 on revenue of $825,000 for the three month period ended March 31, 2010. The increase in revenue and gross margin was due to an increase in the volume of sales and higher prices achieved. This also resulted in the Company recording net earnings of $1,162,000 for the three month period ended March 31, 2011 compared to a net loss of $97,000 for the same period in the prior year.

RESULTS OF OPERATIONS

Revenue increased more than four fold to $3,525,000 in the first quarter of 2011 from $825,000 in the first quarter of the previous year. The Company sold 176,000 pounds of root for an average price of $20.04 per pound in the first three months of 2011 compared to 98,000 pounds of root sold for an average price of $8.41 per pound in the first three months of 2010. The increase in the quantity sold was the result of an increase in customer demand in the first quarter of 2011 compared to 2010 in which customers took delivery of a greater proportion of inventory from the 2009 harvest in the last three quarters of 2010. The higher average sales price during the three month period ended March 31, 2011 was a result of the higher quality, five-year-old root that was harvested by the Company during the 2010 harvest season. The low average sales price during the first three months of 2010 was due to the majority of the inventory sold being from the 2008 harvest in British Columbia which was inferior in quality. The Company still has 304,000 pounds of inventory with a cost of over $3.0 million from its 2010 harvest of which 90% has been committed to by customers. The Company expects to sell all of its remaining inventory from the 2010 harvest during the remainder of 2011.

Cost of goods sold was 52% of sales revenue in the first quarter of 2011, compared to 91% in the previous year period. The Company had a gross margin of 48% of sales in the first quarter of 2011 compared to a gross margin of 9% of sales in the first quarter of 2010. The increase in gross margin in the current period was a result of higher sale prices achieved for the 2010 harvest inventory sold in 2011 which was due to a higher quality of product and an increase in overall market demand.

For the three month period ended March 31, 2011, selling, general and administrative expenses increased to $476,000 from $203,000 for the three month period ended March 31, 2010. For 2011, this amount included $63,000 in retention bonuses for management and staff which were accrued as at March 31, 2011. The amount for the current period also includes a performance bonus of $225,000 to the management and farm staff which was approved by the Board of Directors during the three month period ended March 31, 2011 and is included in accounts payable and accrued liabilities as at March 31, 2011.

The Company expects that its total selling, general and administrative expenses will continue to increase in 2011 compared to 2010 due to the continued accrual of retention bonuses.

Interest expense on long-term debt decreased to $9,000 in the first quarter of 2011 from $70,000 in the first quarter of 2010. The decrease in interest on long-term debt is due to a reduction in the loan balance as the Company began repaying its debt during 2010 and settled the debt obligation in full during the first quarter of 2011. The Company does not expect to incur any additional interest expense.

For the three month period ended March 31, 2011, the Company incurred operating income of $1,214,000 compared to an operating loss of $125,000 for the three month period ended March 31, 2010. The increase in operating income was primarily due to the gross margin earned on sales from the 2010 harvest in the current period.

The Company had other non-operating losses of $44,000 for the three month period ended March 31, 2011 compared to other non-operating income of $98,000 for the three month period ended March 31, 2010. The other non-operating loss in the current period is primarily due to $47,000 in foreign exchange losses in the first quarter of 2011 compared to foreign exchange gains of $105,000 for the same period in the prior year.

For the three month period ended March 31, 2011, the Company incurred net earnings of $1,162,000, or $0.03 per basic share, compared to a net loss of $97,000, or less than $0.01 per basic share, for the three month period ended March 31, 2010. The net earnings increased primarily due to the gross margin earned on sales from the 2010 harvest in the current period.

The Company did not declare any dividends on any class of shares during the three month period ended March 31, 2011 or for any period in the previous three fiscal years ended December 31, 2010.

LIQUIDITY AND CAPITAL RESOURCES

Cash provided by operations was $1,782,000 for the three month period ended March 31, 2011, compared with $16,000 used by operations for the same period in 2010. Cash provided by operations increased during the current period primarily due to an increase in the amount of proceeds received from customers from the sale of inventory compared to the three month period ended March 31, 2010.

Crop cost expenditures before depreciation totalled $203,000 for the three month period ended March 31, 2011 compared to $230,000 for the same period in the prior year. The decrease in expenditures was due to a reduction in the number of acres under cultivation.

As of March 31, 2011, the Company had received $294,000 in deposits from customers. These deposits are on orders that management expects will be fulfilled in the remaining three quarters of 2011.

During the three month period ended March 31, 2011, the Company repaid US$3,000,000 in long-term debt at a cost of $2,950,000 which fully settled the Company’s long-term debt obligation to a company formerly under common control. The Company had repaid $448,000 in the first quarter of 2010 and repaid $3,712,000 for the year ended December 31, 2010.

The Company’s cash as at March 31, 2011 was $1,490,000 compared to a balance of $2,659,000 at December 31, 2010, a net decrease of $1,169,000. The working capital position of the Company at March 31, 2011 was a surplus of $7,056,000 compared to a surplus of $8,748,000 at December 31, 2010. The decrease in cash and working capital was primarily due to the $2,950,000 repayment of long-term debt.

The Company believes that its existing cash resources, together with the cash generated from future sales of inventory, will be sufficient to meet its working capital and operating requirements for the next twelve months. If the Company cannot generate sufficient cash from its existing resources, it will become necessary to secure additional financing; however there is no assurance that additional financing will be available or available on terms favourable to the Company.

As at March 31, 2011, the Company had the contractual obligations and commercial commitments outlined in the table below:

Contractual Obligations
(Stated in Canadian Dollars)	Payments Due by Period
		Less Than			More Than
	Total	1 Year	1 - 3 Years	3 - 5 Years	5 Years
Operating leases (1)	88,000	76,000	12,000	-	-
Agricultural land leases (2)	47,000	23,000	24,000	-	-
Total Contractual Obligations	$135,000	$99,000	$36,000	$-	$-

(1)	Operating leases comprise of the Company’s long-term leases of equipment, office facilities and vehicles.

(2)

Agricultural land leases comprise of the Company’s land rentals in Ontario for the cultivation of ginseng. The Company’s commitment to agriculture land rentals for 2012 can be alleviated upon completion of the harvest of the ginseng crops in 2011 and after notification has been given to the respective landlords.

The Company is committed to maintaining its ginseng crops from the time of initial planting to the time of harvesting, which usually takes three to four years. The Company expects that it will harvest all its remaining ginseng crops in 2011. The cost of maintaining these crops is currently financed through the sale of inventory. This commitment is not included in the Contractual Obligations table.

RELATED PARTY TRANSACTIONS

The Company pays management fees to Wai Kee Holdings Limited (“Wai Kee”) for performing sales, accounting and administrative services for CNT Trading (Hong Kong) Limited, a subsidiary of the Company. Wai Kee is a Hong Kong based publicly traded company which owns 46% of the shares of the Company and has a director in common with the Company. The Company paid management fees of $14,000 (2010 - $21,000) for the three month period ended March 31, 2011 of which $9,000 (2010 - $12,000) remains outstanding and is included in accounts payable and accrued liabilities on the consolidated balance sheet. This transaction is measured at the exchange value.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and other disclosures as at the end of or during the reporting periods. Actual results may differ from these estimates and from judgments made under different assumptions or conditions.

The following items require the most significant estimates and judgments in the preparation of the Company’s financial statements:

Inventory

The Company periodically reviews the carrying value of inventory to determine if write-downs are required to state the inventory at the lower of cost and net realizable value. The determination of net realizable value reflects management’s best estimate of the expected selling price of the roots as well as consideration of qualitative factors such as size, shape, colour and taste. The carrying value of inventory also reflects management’s expectation that the inventory will eventually be sold. Although management does not believe that additional provisions are required to align the carrying value of certain inventory with its net realizable values, future events may indicate that the inventory is not saleable or that such inventory is not saleable at prices above carrying value.

Ginseng Crops

The Company uses the full absorption costing method to value its ginseng crops and periodically reviews their carrying value for evidence of impairment. Included in the cost of crops are seed, labour, applicable overhead and supplies required to bring them to harvest. The determination of impairment requires complex calculations and significant management estimation with respect to future costs to bring crops to harvest; demand for and the market price of harvested ginseng roots; and expectations as to the yield and quality of ginseng roots harvested. The estimation process is further complicated by the relatively long growing cycle of three to four years and the fact that roots remain underground. Although the Company’s assumptions reflect management’s best estimates, future events may result in materially different outcomes with respect to the recoverability of ginseng crop costs and the time required bringing the crops to harvest.

Income Taxes

The Company estimates its income taxes in each of the jurisdictions that it operates. The process involves estimating the current income tax exposure, together with assessing temporary differences from different treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities that are included in the consolidated balance sheet to the extent that a net deferred income tax asset or liability exists. The valuation of any deferred income tax assets or liabilities is reviewed quarterly and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount. The process of determining if a valuation allowance is necessary includes estimates of the recoverability of inventory and ginseng crops as detailed above and an estimate of deferred interest expense. Future events may result in a materially different outcome than is estimated with respect to the recoverability of both inventory and ginseng crops.

RISKS AND UNCERTAINTIES

The Company’s revenue and earnings are affected by the world price of ginseng root, which is determined by reference to factors including the supply and demand for North American ginseng root, negotiations between buyers and sellers, the quality and aesthetic characteristics of the root and the relative strength of the Canadian dollar to the currencies used by the Company’s customers. A percentage change in the market price of ginseng root tends to have a corresponding impact on the revenue reported by the Company.

The Company identifies Canada as the primary economic environment in which it operates, and uses the Canadian dollar as its functional currency except for its active foreign subsidiary that operates in Hong Kong and which uses the Hong Kong dollar as its functional currency. A minor portion of the Company’s accounts receivable is denominated in Hong Kong dollars. The Company monitors its exposure to foreign exchange risk and balances its foreign currency holdings to reduce exposure to any one currency by engaging in foreign exchange contracts and by repatriating any excess funds.

The Company’s revenue is derived principally from the sale of ginseng roots to a limited number of customers that are concentrated in Asian markets. In order to manage its credit risk, the Company carefully monitors credit terms, investigates credit history and grants credit to customers with established relationships or acceptable credit ratings. Payments or deposits are usually received before shipments of inventory. Inventory may be held as security until payment is received, when such relationships have not been established. As the Company’s significant customers do not necessarily use the ginseng themselves but instead distribute the ginseng to smaller wholesalers, distributors and retailers, the Company does not believe that it is economically dependent on any one customer or that the loss of any one wholesaler would impact the Company’s ability to market roots through other channels. There can be no assurance, however, that adverse changes in the above noted factors will not materially affect the Company’s business, financial condition, operating results and cash flows.

The Company is exposed to currency exchange risk as a result of its international markets and operations. The majority of the Company’s revenue comes from buyers who are located outside of Canada and as a result, the selling price that the Company can achieve in those markets is exposed to changes in exchange rates.

FINANCIAL INSTRUMENTS

Financial instruments of the Company are represented by cash, accounts receivable and other assets, bank indebtedness, accounts payable and accrued liabilities and long-term debt. The carrying value of these instruments approximates their fair value due to the short-term maturity of such items or their bearing market related rates of interest.

OUTLOOK

The Company has improved both the quality and quantity of its annual harvest in Ontario which is reflected in the Company’s profitability during the current period. However, the Company did not plant new ginseng crops in 2009 or 2010 so any effort to continue operations would result in a substantial reduction in revenue from potential harvests in 2012 through 2014. Also, the Company believes that there will continue to be a high amount of uncertainty for the market price of ginseng and does not believe that current market prices will be sustained in the long-term. The Company is planning to cease operations in their current form after completing the harvest in 2011 and selling of the inventory from that harvest in 2012. In the next twelve months, the Company will focus its attention on maximizing the yield and quality of the crops from its final harvest in Ontario in 2011.